ASSET SALE AND PURCHASE AGREEMENT

This **ASSET SALE AND PURCHASE AGREEMENT** is made and entered into as of February 15, 2018 (this **"Agreement"**), by and between **EDWARD G. DEES, JR.** (**"Seller"**) and **GOLDEN GLOBAL CORP.**, a Florida corporation (**"Buyer"**). Seller and Buyer are sometimes referred to herein individually, as a **"Party"** and collectively, as the **"Parties."**

RECITAL

WHEREAS, Seller wishes to sell, transfer and convey to Buyer and Buyer wishes to purchase from Seller, those certain limited assets of Seller listed on **Exhibit A** hereto (the **"Assets"**), all on the terms and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

ARTICLE I
SALE AND PURCHASE OF THE ASSETS

Section 1.01 <u>Sale and Purchase of The Assets</u>. Upon the terms and subject to the conditions of this Agreement, on the Closing Date (as hereinafter defined), Seller is selling, transferring and conveying to Buyer and Buyer is purchasing and acquiring from Seller, all of Seller's right, title to and interest in the Assets and all of the goodwill related thereto.

Section 1.02 <u>Excluded Assets and Excluded Liabilities</u>. Except for the Assets, Liabilities, Buyer is not purchasing, acquiring or assuming any assets or liabilities of Seller of any nature whatsoever, whether absolute, accrued, contingent or otherwise, disclosed or undisclosed.

Section 1.03 <u>Purchase Price</u>. In consideration of the sale, transfer and conveyance of the Assets by Seller to Buyer, Buyer hereby agrees, at Closing, to (a) issue to Seller at Closing, 10,000,000 "**restricted**" shares of Buyer's common stock (the **"Shares"**); and (c) issue to Seller a promissory note in the original principal amount of $8,000,000, in form and substance satisfactory to the Parties, containing the terms and conditions set forth on **Exhibit B** hereto (the **"Note"**).

ARTICLE II
CLOSING

Section 2.01 <u>Closing</u>. The closing of the transactions contemplated by hereby (the **"Closing"**) shall take place contemporaneously with the execution of this Agreement by overnight or electronic exchange of documents.

Section 2.02   <u>**Closing Deliverables**</u>.

    (a)   At the Closing, Seller shall deliver to Buyer the following:

    (i)   A Bill of Sale in the form of **Exhibit C** hereto (the "**Bill of Sale**"), duly executed by Seller, conveying and transferring the Assets to Buyer or a wholly-owned or controlled subsidiary of Buyer; and

    (ii)   Such other documents as may be necessary to effect the consummation of the transactions contemplated by this Agreement.

    (b)   At the Closing, Buyer shall deliver to Seller the following:

    (i)   A certificate or certificates evidencing the Shares registered in Seller's name;

    (ii)   The Note; and

    (iii)   Such other documents as may be necessary to effect the consummation of the transactions contemplated by this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as follows:

Section 3.01   <u>**Authority of Seller and Owner**</u>. Seller has all necessary power and authority to enter into this Agreement and the Bill of Sale (collectively, the "**Transaction Documents**"), to carry out his obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement the any other Transaction Document, the performance by Seller of his obligations hereunder and thereunder and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of Seller.

Section 3.02   <u>**No Conflicts**</u>. Neither the execution, delivery or performance by Seller of this Agreement or any other Transaction Document, nor the consummation of the transactions contemplated hereby or thereby, nor compliance with the terms and provisions hereof or thereof, (a) will contravene any provision of any applicable law, statute, rule or regulation, or any judgment, decree, franchise, ruling, order or permit of any court or governmental authority applicable to Seller or the Assets; or (b) will result in the creation of or imposition of (or obligation to create or impose) any lien, security interest, pledge, charge, claim or encumbrance of any kind ("**Lien**") upon any of the Assets.

Section 3.04   <u>**No Consents**</u>. No order, consent, approval, license, registration or validation of, or filing with, or exemption by, any governmental agency, commission, board or public authority or any third party is required to authorize, or is required in connection with, the execution, delivery or performance by Seller of this Agreement or any other Transaction Document.

Section 3.05   Title to the Assets; Condition.   Seller has, and is transferring to Buyer hereunder, good, valid and marketable title to the Assets, free and clear of any and all Liens. The Assets are in good working condition, reasonable and ordinary wear and tear excepted.

Section 3.06   Litigation. There are no lawsuits, inquiries, proceedings or investigations pending or, to the best of Seller's knowledge, threatened before any court or governmental or administrative body or agency against Seller related to (a) the transactions contemplated by this Agreement and the other Transaction Documents; or (b) any of the Assets. Seller is not subject to any judgment, order or decree with respect to the Assets entered in any lawsuit or proceeding.

Section 3.07   Compliance with Laws.   Seller is not in violation of any applicable federal, state or local law, rule, regulation or ordinance or any judgment, writ, decree, injunction order, permit or any other requirement of any court or governmental agency or authority in any manner relating to the Assets, nor has Seller received any notice alleging any such violation**.**

Section 3.08   Brokers.   Seller has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees or commissions in connection with the execution and delivery of this Agreement and the other Transaction Documents or consummation of the transactions contemplated hereby or thereby.

Section 3.09   Investment Representations.

(a)   **Purchase Entirely for Own Account**.   Seller is acquiring the Shares for investment, for Seller's own account and not with a view to the resale or distribution of any part thereof, and Seller has no present intention of selling or otherwise distributing such Shares, except in compliance with applicable securities laws.

(b)   **Restricted Securities**.   Seller understands that the Shares are characterized as "**restricted securities**" under the Securities Act of 1933, as amended (the "**Securities Act**") inasmuch as this Agreement contemplates that, when acquired by Seller pursuant hereto, the Shares would be acquired in a transaction not involving a public offering. The issuance of the Shares hereunder is being effected in reliance upon an exemption from registration afforded under Section 4(a)(2) of the Securities Act. Seller further acknowledges that if the Shares are issued to Seller in accordance with the provisions of this Agreement, Seller's Shares may not be resold without registration under the Securities Act or the existence of an exemption therefrom. Seller represents that he, she or it is familiar with Rule 144 promulgated under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby, and specifically those in subparagraph (i) thereof, and by the Securities Act.

(c)   **Acknowledgment of Non-Registration**.   Seller understands and agrees that the Shares to be issued pursuant to this Agreement have not been registered under the Securities Act or any applicable securities Laws.

(d)   **Status**.   By executing this Agreement, Seller represents and warrants to that Seller is an "**accredited investor**" as defined under Rule 501(a) of Regulation D under the Securities Act. Seller understands that the Shares are being offered and sold to Seller in reliance upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of Sellers set forth in this Agreement, in order that may determine the applicability and availability of the exemptions from registration of the Shares on which Buyer is relying.

(e) **Additional Representations, Warranties and Covenants**. Seller (i) consents to the placement of a legend on any certificate or other document evidencing the Shares substantially in the form set forth in **Section 3.10**; (ii) has sufficient knowledge and experience in finance, securities, investments and other business matters to be able to protect his interests in connection with the transactions contemplated by this Agreement; (iii) has consulted, to the extent that he has deemed necessary, with his tax, legal, accounting and financial advisors concerning Seller's acquisition of the Shares and can afford to bear such risks for an indefinite period of time, including, without limitation, the risk of losing its entire investment in the Shares; (iv) has been furnished during the course of the transactions contemplated by this Agreement with all other public information regarding Buyer that Seller has requested and all such public information is sufficient for Seller to evaluate the risks of acquiring the Shares; (v) has been afforded the opportunity to ask questions of and receive answers concerning Buyer and the terms and conditions of the issuance of the Shares; (vi) is not relying on any representations and warranties concerning Buyer made by Buyer or any officer, employee or agent of Buyer, other than those contained in this Agreement; (vii) will not sell or otherwise transfer the Shares, unless either (A) the transfer of the Shares is registered under the Securities Act; or (B) an exemption from registration of the Shares is available; (viii) understands and acknowledges that Buyer is under no obligation to register the Shares for sale under the Securities Act; (ix) represents and warrants that the address furnished to Buyer is the principal residence of Seller; (x) understands and acknowledges that the Shares have not been recommended by any federal or state securities commission or regulatory authority, that the foregoing authorities have not confirmed the accuracy or determined the adequacy of any information concerning Buyer that has been supplied to Seller and that any representation to the contrary is a criminal offense; and (xi) acknowledges that the representations, warranties and agreements made by Seller herein shall survive the execution and delivery of this Agreement and the acquisition of the Shares.

(f) **Consent**. Seller understands and acknowledges that Buyer may refuse to transfer the Shares, unless Seller complies with **Section 3.10** and any other restrictions on transferability set forth herein. Seller consents to Buyer making a notation on its records or giving instructions to any transfer agent of Shares in order to implement the restrictions on transfer of the Shares.

Section 3.10 **Stock Legends**. Seller hereby agrees with Buyer as follows:

(a) The certificates evidencing the Shares and each certificate issued in transfer thereof, will bear the following or similar legend:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES LAWS AND NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR (2) PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, IN WHICH CASE THE HOLDER MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE COMPANY AN OPINION OF COUNSEL, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE

TRANSFERRED IN THE MANNER CONTEMPLATED PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

        (b)   The certificates representing the Shares, and each certificate issued in transfer thereof, will also bear any other legend required under any applicable Law, including, without limitation, any state corporate or securities law.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

Section 4.01 **Organization and Qualification of Buyer**. Buyer is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Nevada.

Section 4.02 **Authority of Buyer**. Buyer has all necessary corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and any other Transaction Document to which it is a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of Seller.

Section 4.03 **No Conflicts**. Neither the execution, delivery or performance by Buyer of this Agreement or any other Transaction Document to which Buyer is a party, nor the consummation of the transactions contemplated hereby or thereby, nor compliance with the terms and provisions hereof or thereof, (a) will contravene any provision of any applicable law, statute, rule or regulation, or any judgment, decree, franchise, ruling, order or permit of any court or governmental authority applicable to Buyer; or (b) will conflict or be inconsistent with the organizational documents of Buyer.

Section 4.04 **No Consents**. No order, consent, approval, license, registration or validation of or filing with, or exemption by, any governmental agency, commission, board or public authority or any third party is required to authorize, or is required in connection with, the execution, delivery or performance by Buyer of this Agreement or any other Transaction Document to which Buyer is a party.

ARTICLE V
SURVIVAL; INDEMNIFICATION

Section 5.01 **Survival**. All of the provisions of this Agreement shall survive the Closing indefinitely, except that the representations and warranties of Seller, on one hand, and the representations and warranties of Buyer on the other hand, shall survive until the first anniversary of the Closing Date.

Section 5.02 **Indemnity by Seller**. Seller shall indemnify and hold harmless Buyer and Buyer's directors, officers and employees from and against and in respect of any and all damages, losses, claims, penalties, liabilities, costs and expenses (including, without limitation, all fines, interest, reasonable and actual legal fees and expenses and amounts paid in settlement), that arise from or relate or are attributable to (a) any misrepresentation or breach of warranty by Seller in this Agreement or any of the other Transaction Documents to which Seller is a party; or (b) any breach of any covenant or agreement on the part of Seller in this Agreement or in any of the other Transaction Documents to which Seller is a party.

Section 5.03 **Indemnity by Buyer**. Buyer shall indemnify and hold harmless Seller from and against and in respect of any and all damages, losses, claims, penalties, liabilities, costs and expenses (including, without limitation, all fines, interest, reasonable and actual legal fees and expenses and amounts paid in settlement), that arise from or relate or are attributable to (and without giving effect to any tax benefit to the indemnified party) (a) any misrepresentation or breach of warranty by Buyer in this Agreement or any of the other Transaction Documents to which Buyer is a Party; or (b) any breach of any covenant or agreement on the part of Buyer in this Agreement or any of the other Transaction Documents to which Buyer is a Party.

Section 5.04 **Notice to Indemnitor; Right of Parties to Defend**. Promptly after the assertion of any claim by a third party or occurrence of any event which may give rise to a claim for indemnification from an indemnifying Party ("**Indemnitor**") under this **Article V**, an indemnified Party ("**Indemnitee**") shall notify the Indemnitor in writing of such claim. The Indemnitor shall have the right to assume the control and defense of any such action, provided that the Indemnitee may participate in the defense of such action subject to the Indemnitor's reasonable direction and at Indemnitee's sole cost and expense. The Party contesting any such claim shall be furnished all reasonable assistance in connection therewith by the other Party or Parties and be given full access to all information relevant thereto. In no event shall any such claim be settled without the Indemnitor's consent.

ARTICLE VI
MISCELLANEOUS

Section 6.01 **Expenses**. Except as otherwise expressly provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses.

Section 6.02 **Further Assurances**. The Parties agree after the Closing they will, from time to time, upon the request of each other, and without further consideration, execute, acknowledge and deliver in proper form any further assignment and take such action as the Parties may reasonably require in order to more effectively carry out the purposes of and otherwise to comply with the true intent of this Agreement.

Section 6.03 **Publicity**. Without the consent of the other Party or Parties or unless required by law, either Party shall be able to issue a press release or any statement to the print or electronic media with regard to this Agreement and the transactions contemplated hereby.

Section 6.04   Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement.

Section 6.05   Entire Agreement. This Agreement and the other Transaction Documents constitute the sole and entire agreement of the Parties with respect to the subject matter contained herein and therein.

Section 6.06   Binding Agreement; No Assignment; No Third-Party Beneficiaries.   This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective heirs, legal representatives and successors and assigns. No Party may assign his or its rights or obligations hereunder without the prior written consent of the other Party or Parties. This Agreement is for the sole benefit of the Parties hereto and their respective heirs, legal representatives and successors and permitted assigns.

Section 6.07   Amendment and Modification; Waiver.   This Agreement may only be amended, modified or supplemented by an agreement in writing signed by the Parties hereto.

Section 6.08   Governing Law; Waiver of Jury Trial: Attorney's Fees.

(a)   This Agreement shall be governed by and construed in accordance with the internal laws of the state of Florida without reference to conflict of law principles.

(b)   The Parties waive any right to a trial by jury.

(c)   If any action is brought to interpret or enforce this Agreement or any of the Transaction Documents, the prevailing Party or Parties shall be entitled to recover attorney's fees and costs from the other Party or Parties at both the trial and appellate levels.

Section 6.09   Notices.   All communications between the Parties with respect to any of the provisions of this Agreement shall be sent by certified mail, return receipt requested or by nationally recognized overnight courier and shall be deemed given upon receipt.

If to Seller to: 849 Almar Avenue, Suite C-119 Santa Cruz, CA 95060

If to Buyer to: 21573 San Germain Dr.
                                Boca Raton, FL 33433
                                Attention: CEO

or such other addresses as shall be furnished in writing by any Party in the manner for giving notices hereunder.

Section 6.11   Counterparts.   This Agreement may be executed in one or more counterparts (including by facsimile, .pdf or other electronic transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[*SIGNATURE PAGE FOLLOWS*]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date first written above.

SELLER:

Edward G Dees Jr
Edward G. Dees, Jr.

BUYER:

GOLDEN GLOBAL CORP.

By: _____
Erik Blum, CEO

EXHIBIT A

The Assets

DRC's from Monterey County, including:

Pajaro, Monterey County facility

1 - 24,000 sq. ft. Greenhouse
1 cultivation license mixed light use
1 indoor cultivation medium
4 - 25,000 sq ft Greenhouses
1 - 60,000 sq ft Greenhouse
1 - 28,000 sq ft Greenhouse

3 cultivation licenses
1 nursery license
1 distributor license
1 testing license
1 manufacture license

Scagliotti Rd. - up to 4 - 1 acre Greenhouses

All DRC's and licenses in corresponding counties associated with grows and all production capabilities.